Jonathan D. Van Duren P 314.552.6023 F 314.552.7000 jvanduren@thompsoncoburn.com

September 23, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Anu Dubey

Re:	EIP Growth and Income Fund (File No. 811-21940)
Ladies and Gentlemen:
This letter provides the responses of EIP Growth and Income Fund (the “Fund”), a series of EIP Investment Trust, to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund’s initial registration statement on Form N-1A filed under the Securities Act of 1933 on June 24, 2016.  The revisions discussed in this letter will appear in the Fund’s next N-1A/A filing.
For your convenience, we have summarized each comment below, followed by the Fund’s response.

1.
In the Average Annual Total Returns table included in the Fund Summary—Performance section of the Fund’s prospectus, please include the broad-based securities market index as the first index in the table.  The Fund may include additional, sector specific indices in the table, so long as the broad-based securities market index appears first.

Response:  As requested, we have revised the Average Annual Total Returns table to include the S&P 500 Index as the first index in the table, followed by the Alerian MLP Total Return Index and the Wells Fargo Midstream MLP Total Return Index.
2.
The prospectus discloses that the Fund may invest in companies located in Canada, Hong Kong, and the United Kingdom as part of its principal investment strategies.  Please consider the Guidance Update issued by the SEC’s Division of Investment Management Staff in March 2016 titled “Fund Disclosure Reflecting Risks Related to Current Market Conditions” (the “Guidance”), and consider whether the existing prospectus risk disclosures adequately reflect current market conditions and risks specific to investing in Canada, Hong Kong, and the United Kingdom.

Response:  We have reviewed the Guidance with the Fund’s adviser and considered whether the existing prospectus risk disclosures adequately reflect current market conditions and risks specific to investing in Canada, Hong Kong, and the United Kingdom.  We believe that the existing prospectus risk disclosures adequately describe the principal risks of investing in these markets.  We also believe that the industry-specific risks in these markets are adequately addressed by the industry-specific risk disclosures in the prospectus.
Thompson Coburn LLP | Attorneys at Law | One US Bank Plaza | St. Louis, Missouri 63101
P 314.552.6000 | F 314.552.7000 | www.thompsoncoburn.com
Chicago • Los Angeles • St. Louis • Southern Illinois • Washington, D.C.

September 23, 2016

Please direct any questions or comments on the enclosed to the attention of the undersigned at (314) 552-6023.

Sincerely,

/s/ Jonathan D. Van Duren
Jonathan D. Van Duren